ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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tel 212-506-5000
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September 15, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of September 7, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

dlw 9/21

FILE NO.
82-3907

Press Information

Vienna International Airport:
Increase of 5.5% in number of passengers during August

The upward trend recorded during the first seven months of 2005 continued into August with sound growth in all traffic segments.

The number of passengers increased 5.5% to a total of 1,571,656 with the share of transfers rising 11.6%. Flight movements grew 1.3% and maximum take-off weight (MTOW) showed a plus of 2.8%. Growth of 11.2% was reported in the cargo area.

The development of scheduled traffic differed by region. The Far East led the field in August with growth of 17.6%, followed by the Near East and Middle East with a plus of 17.4%. Travel to North America also showed good development with an overall increase of 14.6%, and a rise of 21.8% to the USA.

The number of passengers handled during the first eight months of the year rose 7.4% to 10,495,336. Maximum take-off weight (MTOW) increased 6.0%. Flight movements grew by 3.9% and cargo volume was 9.0% higher.

	August 2005	Change in %	January to August 2005	Change in %
Passengers:	1,571,656	+5.5	10,495,336	+7.4
Transfer passengers:	573,842	+11.6	3,574,114	+4.5
Maximum take-off weight (in tonnes):	598,987	+2.8	4,344,770	+6.0
Flight movements (arrival + departure):	20,665	+1.3	154,289	+3.9
Cargo in tonnes (air cargo and trucking):	19,239	+11.2	145,503	+9.0

For additional information contact: Michael Kochwalter (Tel. 01/7007-22300)
Hans Mayer (Tel. 01/7007-23000)

22/05 .... M/MY .... 14. September 2005